                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. PRESS RELEASE DATED MAY 13, 2003. ANNOUNCEMENT REGARDING UNAUDITED JAPAN GAAP RESULTS FOR SIX-MONTH PERIOD ENDED MARCH 31, 2003.








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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: May 13, 2003









                                                3
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                                IMMEDIATE RELEASE

    ANNOUNCEMENT REGARDING UNAUDITED JAPAN GAAP RESULTS FOR SIX-MONTH PERIOD
                              ENDED MARCH 31, 2003


Tokyo/New York, May 13, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH, MOTHERS: 4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized business in Japan, announced today its unaudited Japan GAAP financial results for the six-month period ended March 31, 2003. The Company expects to announce its audited Japan GAAP financial results for the same period in late June 2003. On May 20, 2003 the Company expects to announce its unaudited US GAAP financial results for 2Q FY2003.

1.   DISCUSSION OF RESULTS FOR THE SIX-MONTH PERIOD ENDED MARCH 31, 2003

Revenue in the six-month period ended March 31, 2003 was JPY898 million, down 49.1% from JPY1,763 million in the six-month period ended March 31, 2002 due to a decline in the number of subscribers. The number of DESKWING subscribers at end March 2003 was 9,545, down 49.8% from 19,021 at end March 2002. However, the number of DESKWING subscriber cancellations at end March 2003 decreased to 3.60% from 5.92% at end October 2002. Although the Company has continually attempted to reduce costs, such reduction was not large enough to offset a decline in revenue. The Company expects to post Japan GAAP net income for the six-month period ended March 31, 2003 if the final audited Japan GAAP financial results for the same period do not materially differ from the unaudited results reported today. The detail is shown in the table below.

2.   SUMMARY OF JAPAN GAAP SIX-MONTH PERIOD COMPARISON

                                              (In millions of Yen (JPY) except for percentage information)
----------------------------------------------------------------------------------------------------------
                                       Revenue        Operating Income     Ordinary Income     Net Income
----------------------------------------------------------------------------------------------------------
(A) six-month ended March 31,           1,763                973                952                846
    2002 (Audited)
----------------------------------------------------------------------------------------------------------
(B) six-month ended March 31,             898                363                356                327
    2003 (Unaudited)
----------------------------------------------------------------------------------------------------------
          (B)-(A)                        (865)              (610)              (596)              (519)
   JPY Increase (Decrease)
----------------------------------------------------------------------------------------------------------
          (B)-(A)                       (49.1)             (62.7)             (62.6)             (61.3)
    % Increase (Decrease)
----------------------------------------------------------------------------------------------------------

3.   BUSINESS OUTLOOK

The Company will continue to aim to achieve positive results by implementing cost controls, stabilizing revenue from DESKWING, and strengthening its new businesses.
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SAFE HARBOR NOTICE:

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. These statements discuss future expectations, identify strategies, contain projections of results of operations, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.